December 4, 2007

Mail Stop 4561

By U.S. Mail and facsimile to (301) 986-5554

Douglas J. Donatelli
President and Chief Executive Officer
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, Maryland 20814

> **Re: First Potomac Realty Trust**
> **Definitive 14A**
> **Filed April 11, 2007**
> **File No. 001-31824**

Dear Mr. Donatelli:

   We have reviewed your response letter dated November 8, 2007, and have the following comment. Please respond to our comment by December 18, 2007, or tell us by that time when you will provide us with a response. If the comment requests revised disclosure in future filings, please confirm in writing that you will comply with the comment in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comment or any other aspect of our review.

1. We note your response to comment no. 4 and continue to believe that you should describe the elements of individual performance and/or contribution that are taken into account in determining compensation for the named executive officers. Refer to Item 402(b)(2)(vii) of Regulation S-K. If the committee exercises its discretion in determining the departmental component and/or the individual component of your short-term incentive plan, please briefly describe how the committee exercises its discretion.

Please contact me at (202) 551-3401 with any questions.

Sincerely,

Jennifer Gowetski
Attorney-Advisor